[Letterhead of Odyssey Re Holdings Corp.]
September 14, 2006
BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549, Mail Stop 6010
Attn:	Mr. Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Odyssey Re Holdings Corp. Form 10-K for the fiscal year ended December 31, 2004 (“2004 10-K”) File No. 1-16535
Dear Mr. Rosenberg:
     Odyssey Re Holdings Corp. (“OdysseyRe” or the “Company”), a corporation incorporated under the laws of the State of Delaware, acknowledges receipt of the comment letter dated August 25, 2006 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above-captioned filing, and hereby submits this response to the Comment Letter. OdysseyRe also makes reference to its prior response letters dated June 9, 2006 (the “June 9, 2006 Response Letter”), March 15, 2006 (the “March 15, 2006 Response Letter”) and February 8, 2006 (the “February 8, 2006 Response Letter”), and to the Staff’s original comment letter dated December 23, 2005 (the “Original Comment Letter”) and its comment letters dated March 2, 2006 (the “March 2, 2006 Comment Letter”) and April 20, 2006 (the “April 20, 2006 Comment Letter”). For ease of reference, the text of the comments in the Comment Letter is included in this response letter in bold-faced type, followed by OdysseyRe’s responses.

RESPONSES TO STAFF COMMENTS
Form 10-K for fiscal year ended December 31, 2004
Management’s Discussion and Analysis
Revenues and Expenses, page 45-47
1.	Please refer to prior comment three. Your proposed new disclosure describes methods used to determine your case and IBNR reserves but does not adequately describe or quantify key assumptions used in these calculations. Please describe and quantify in disclosure type format the key assumptions used to determine your case and IBNR reserves. In particular, quantify “loss development and expected loss ratio assumptions” and the impact of changes in these assumptions for each period presented and explain how they are used in your actuarial analysis and determination of loss reserves.
     Response: The comment is noted and the intended disclosure has been modified, as set forth below. We have outlined three key assumptions used to determine case and loss reserves, quantifying the impact of changes in these assumptions, and have supplemented the description of the specific methodologies we utilize in our loss reserve review process. (Note: supplemental disclosure to our prior response has been underlined for ease of reference.)
     Disclosure: Our most significant assumptions underlying our estimate of losses and ALAE reserves are as follows: (i) that historical loss emergence trends are indicative of future loss development trends; (ii) that internally developed pricing trends provide a reasonable basis for determining loss ratio expectations for recent underwriting years; and (iii) that no provision is made for extraordinary future emergence of new classes of loss or types of loss that are not sufficiently represented in our historical database or that are not yet quantifiable if not in our database.
     Our estimate of ultimate loss is determined based on a review of the results of several commonly accepted actuarial projection methodologies incorporating the quantitative and qualitative information described above. The specific methodologies we utilize in our loss reserve review process include, but may not be limited to (i) incurred and paid loss development methods, (ii) loss ratio methods and (iii) incurred and paid Bornhuetter Ferguson (“BF”) methods. The incurred and paid loss development methods utilize loss development patterns derived from historical loss emergence trends to determine ultimate loss. These methods assume that the ratio of losses in one period to losses in an earlier period will remain constant in the future. Loss ratio methods multiply expected loss ratios, derived from aggregated analyses of internally developed pricing trends, by premium to determine ultimate loss. The incurred and paid BF methods are a blend of the loss development and loss ratio methods. These methods utilize both loss development patterns, as well as expected loss ratios, to determine ultimate loss. Using the BF methods, initial treaty year ultimate loss is based predominantly on expected loss ratios. As loss experience matures, ultimate loss is based predominantly on loss development patterns. We generally do not utilize methodologies that are dependant on claim counts reported, claim counts settled or claim counts open. Due to the nature of our business, this information is not routinely provided by the ceding companies for every treaty. Consequently, actuarial methods utilizing this information generally can not be relied on by us in our loss reserve estimation process. As a result, for much of our business the separate analysis of frequency and severity loss activity underlying overall loss emergence trends is not practical. Generally, we rely on BF and loss ratio methods for estimating ultimate loss liabilities for more recent treaty years. These methodologies, at least in part, apply an expected loss ratio to premium earned on that business. Adjustments to premium estimates generate appropriate adjustments to ultimate loss estimates in the quarter in which they occur using the BF and loss ratio methods. To estimate losses for more mature treaty years, we generally rely on the incurred loss development methodology, which does not rely on premium estimates. In addition, we may use other methods to estimate liabilities for specific types of claims. For property catastrophe losses, we may utilize vendor catastrophe models to estimate ultimate loss soon after a loss occurs, where loss information is not yet reported to us from cedants. The provision for asbestos loss liabilities is established based on an annual review of internal and external trends in aggregated reported loss and claim payments. IBNR is determined by subtracting the total of paid loss, and case reserves including RCRs and ACRs from ultimate loss.
     We believe that the recorded estimates represent the best estimate of unpaid losses and LAE based on the information available at December 31, 2004. In the event that loss trends diverge from expected trends, we may have to adjust our reserves for loss and LAE accordingly. Any adjustments will be reflected in the periods in which they become known, potentially resulting in adverse effects to our financial results.
     Provision for IBNR in unpaid losses and ALAE at December 31, 2004 is $1.604 billion. For illustration purposes, a change in initial expected loss ratio assumption that increases the current calendar year loss ratio by 2.5 loss ratio points (2.5%) would increase IBNR by approximately $58 million. A change in loss emergence trends that increases unpaid losses and ALAE at December 31, 2004 by 2.5% would increase IBNR by approximately $79 million.
     We complete comprehensive loss reserve reviews, which include a reassessment of loss development and expected loss ratio assumptions, on an annual basis. The results of these reviews are reflected in the period they are completed. Quarterly, we compare actual loss emergence to expectations established by the comprehensive loss reserve review process, which may result in additional reserving actions in the periods they become known.
     Qualitative reassessments by management may be required where emerging trends and issues in claims frequency and severity and litigation, and in the social, economic, legislative and regulatory environments cannot be fully addressed or contemplated by past experience trends. Examples of events that could require qualitative reassessments of loss estimates by management would include shifts in laws, such as asbestos litigation reform, or developments involving the Terrorism Risk Insurance Act of 2002 that could affect claims related to future terrorism-related losses. Our best reasoned judgment on the impact of these types of trends and events will necessarily be based upon our evaluation of the historical effects of events of similar scope or magnitude that have occurred in the past. There were no significant events requiring qualitative reassessments by management at year end 2004 and 2003.
2.	Please refer to prior comment four. You do not provide sufficient explanation or quantification of the factors causing the changes in prior year reserve estimates, so that investors can adequately understand the factors causing these adjustments (e.g. your basis for successive adjustments to the same book of business), why earlier recognition was not required and the likelihood of similar adjustment in the future. Please provide the following in disclosure type format.
•	Describe the specific events or new information that served as your basis for recognizing changes in prior year reserve estimates for each period presented. If these changes resulted from an actuarial study, provide a chronology of events that led to the study as well as its scope and conclusions. In particular, discuss how you utilized conclusions from this study regarding paid and case loss emergence patterns and insurance and reinsurance pricing trends to change key assumptions.

•	You describe but do not quantify the specific factors that caused you to change prior year reserve estimates. Quantify the specific factors underlying changes in prior year reserve estimates for each period presented.

•	You state “there were no significant events requiring qualitative reassessments by management at year end 2004 and 2003.” However, you have recorded material changes in prior year reserve estimates in all periods presented. Please explain these apparent inconsistencies.
     Response: The comment is noted and the intended disclosure has been modified, as set forth below. The added disclosure is intended to clarify that the material changes in prior years estimates are not attributable to what we previously described as “significant events requiring qualitative reassessments” (i.e., watershed events such as asbestos litigation reform, or developments related to the Terrorism Risk Insurance Act of 2002), but rather to the factors and trends described in the last two paragraphs of the response below (i.e., highly competitive industry conditions including price competition and broadened contract terms, and increased shareholder litigations and corporate bankruptcies). (Note: supplemental disclosure to our prior response has been underlined for ease of reference.)

     Disclosure: We reported net adverse development for prior years of $181.2 million and $116.9 million for the years ended December 31, 2004 and 2003, respectively. For the years ending December 31, 2004 and 2003, respectively, the increases in prior years’ loss estimates were due to a reevaluation of loss reserve assumptions principally related to United States casualty business written prior to 2002. Our actual loss emergence for United States casualty business in 2004 and 2003 was considerably greater than our expectations, which were based on historical loss emergence information available prior to 2004 for the year ending December 31, 2004, and prior to 2003 for the year ended December 31, 2003. Upon consideration of this new loss emergence information received during 2004 and 2003, we revised the loss development assumptions used in our United States casualty business loss reserving analyses and increased ultimate loss which had the effect of increasing our loss reserves for this business.
     Historically, our actual results have varied considerably in certain instances from our estimates of losses and LAE because historical loss emergence trends have not been indicative of future emergence for certain segments of our business. For the years ended December 31, 2004 and 2003, we experienced adverse loss development, resulting from a combination of higher claim frequency and severity as reported by our cedants, greater than expectations that were established based on a review of the prior years’ loss emergence trends, particularly for business written in the period 1997 through 2001. General liability and excess workers’ compensation classes of business during these years were adversely impacted by the highly competitive conditions in the industry at that time, which resulted in price competition and relatively broader coverage terms, thereby affecting the ability of standard actuarial techniques, which include a reevaluation of the key assumptions, to generate reliable estimates of ultimate loss. Similarly, directors’ and officers’ professional liability lines were impacted by the increase in frequency and severity of claims resulting from an increase in shareholder lawsuits against corporations and their officers and directors, corporate bankruptcies and other financial and management improprieties in the late 1990s through the early 2000s.
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     OdysseyRe appreciates your consideration in reviewing this response letter. Please direct all questions or comments regarding this letter to either R. Scott Donovan, Executive Vice President and Chief Financial Officer, at (203) 977-8008 (direct), (203) 965-7990 (fax) or sdonovan@odysseyre.com (e-mail), or Donald L. Smith, Senior Vice President and General Counsel, at (203) 977-8024 (direct), (203) 965-7960 (fax) or dsmith@odysseyre.com.
Very truly yours,
/s/  Donald L. Smith

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